SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934

                                 Dillard's, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    254067101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                                David Rosewater, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000

                              Peter G. Smith, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                           1177 Avenue of the Americas
                               New York, NY 10036
                                 (212) 715-9100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 25, 2008
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 33 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.    254067101              SCHEDULE 13D            PAGE 2 OF 33 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            BARINGTON COMPANIES EQUITY PARTNERS, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                591,862 (including 45,000 shares subject to
                                         call options)
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    NONE
  OWNED BY            ----------------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     591,862 (including 45,000 shares subject to
                                         call options)
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                NONE
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            591,862 (including 45,000 shares subject to call options)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.85%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.    254067101              SCHEDULE 13D            PAGE 3 OF 33 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            BARINGTON COMPANIES INVESTORS, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                591,862 (including 45,000 shares subject to
                                         call options)
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    NONE
  OWNED BY            ----------------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     591,862 (including 45,000 shares subject to
                                         call options)
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                NONE
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            591,862 (including 45,000 shares subject to call options)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.85%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.    254067101              SCHEDULE 13D            PAGE 4 OF 33 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            BARINGTON INVESTMENTS, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                341,298 (including 26,200 shares subject to
                                         call options)
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    NONE
  OWNED BY            ----------------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     341,298 (including 26,200 shares subject to
                                         call options)
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                NONE
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            341,298 (including 26,200 shares subject to call options)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.49%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.    254067101              SCHEDULE 13D            PAGE 5 OF 33 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            BARINGTON COMPANIES ADVISORS, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                341,298 (including 26,200 shares subject to
                                         call options)
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    NONE
  OWNED BY            ----------------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     341,298 (including 26,200 shares subject to
                                         call options)
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                NONE
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            341,298 (including 26,200 shares subject to call options)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.49%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.    254067101              SCHEDULE 13D            PAGE 6 OF 33 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            BARINGTON COMPANIES OFFSHORE FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                1,033,209 (including 78,800 shares subject to
                                         call options)
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    NONE
  OWNED BY            ----------------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     1,033,209 (including 78,800 shares subject to
                                         call options)
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                NONE
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,033,209 (including 78,800 shares subject to call options)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.49%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.    254067101              SCHEDULE 13D            PAGE 7 OF 33 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            BARINGTON OFFSHORE ADVISORS II, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                1,033,209 (including 78,800 shares subject to
                                         call options)
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    NONE
  OWNED BY            ----------------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     1,033,209 (including 78,800 shares subject to
                                         call options)
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                NONE
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,033,209 (including 78,800 shares subject to call options)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.49%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA, OO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.    254067101              SCHEDULE 13D            PAGE 8 OF 33 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            BARINGTON CAPITAL GROUP, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                1,966,369 (including 150,000 shares subject to
                                         call options)
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    NONE
  OWNED BY            ----------------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     1,966,369 (including 150,000 shares subject to
                                         call options)
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                NONE
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,966,369 (including 150,000 shares subject to call options)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.83%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.    254067101              SCHEDULE 13D            PAGE 9 OF 33 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            LNA CAPITAL CORP.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                1,966,369 (including 150,000 shares subject to
                                         call options)
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    NONE
  OWNED BY            ----------------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     1,966,369 (including 150,000 shares subject to
                                         call options)
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                NONE
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,966,369 (including 150,000 shares subject to call options)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.83%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.    254067101              SCHEDULE 13D            PAGE 10 OF 33 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            JAMES A. MITAROTONDA
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                1,966,369 (including 150,000 shares subject to
                                         call options)
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    NONE
  OWNED BY            ----------------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     1,966,369 (including 150,000 shares subject to
                                         call options)
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                NONE
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,966,369 (including 150,000 shares subject to call options)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.83%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.    254067101              SCHEDULE 13D            PAGE 11 OF 33 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON GROUP, INC.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,971,129 (including 787,500 shares subject to
  OWNED BY                               call options)
   EACH               ----------------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,971,129 (including 787,500 shares subject to
                                         call options)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,971,129 (including 787,500 shares subject to call options)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.84%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA; CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.     254067101              SCHEDULE 13D           PAGE 12 OF 33 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON MULTISTRATEGY MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    433,235 (including 129,300 shares subject to
  OWNED BY                               call options)
   EACH               ----------------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                433,235 (including 129,300 shares subject to
                                         call options)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            433,235 (including 129,300 shares subject to call options)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.62%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      254067101             SCHEDULE 13D           PAGE 13 OF 33 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    206,913 (including 26,100 shares subject to
  OWNED BY                           call options)
    EACH              ----------------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                206,913 (including 26,100 shares subject to
                                      call options)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            206,913 (including 26,100 shares subject to call options)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.3%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      254067101             SCHEDULE 13D           PAGE 14 OF 33 PAGES
------------------------------                             ---------------------

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON MAGNOLIA MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,330,981 (including 632,100 shares subject to
  OWNED BY                            call options)
    EACH              ----------------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,330,981 (including 632,100 shares subject to
                                      call options)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,330,981 (including 632,100 shares subject to call options)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.92%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      254067101             SCHEDULE 13D           PAGE 15 OF 33 PAGES
------------------------------                             ---------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            GEORGE HALL
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,971,129 (including 787,500 shares subject to
  OWNED BY                            call options)
   EACH              ----------------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,971,129 (including 787,500 shares subject to
                                      call options)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,971,129 (including 787,500 shares subject to call options)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.84%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      254067101             SCHEDULE 13D           PAGE 16 OF 33 PAGES
------------------------------                             ---------------------

ITEM 1.        SECURITY AND ISSUER.

         This statement on Schedule 13D (the "Statement") relates to the Class
A common stock, par value $0.01 per share (the "Common Stock"), of Dillard's Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1600 Cantrell Road, Little Rock, Arkansas 72201.

Item 2.       IDENTITY AND BACKGROUND.

         (a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, Clinton Multistrategy Master Fund, Ltd., Clinton Special Opportunities Master Fund, Ltd., Clinton Magnolia Master Fund, Ltd., Clinton Lexington Master Fund, L.P., Clinton Group, Inc. and George E. Hall (each, a "Reporting Entity" and, collectively, the "Reporting Entities").

         The Reporting Entities, together with certain other parties, were previously members of a Schedule 13D group as reported in a Schedule 13D filed with the Securites and Exchange Commission (the "SEC") on January 29, 2008. In light of the Agreement that such parties entered into with the Company, dated as of April 1, 2008 (the "Agreement"), described in, and filed as an exhibit to, the Schedule 13D amendment filed with the SEC on April 3, 2008, such parties felt that it was no longer necessary to work together regarding their respective investments in the Company. As a result, such parties determined as of the close of business on May 19, 2008 to make decisions regarding their respective investments in shares of Common Stock independently of each other, and to no longer act together for the purpose of acquiring, holding or disposing of securities of the Company, as reported in the Schedule 13D amendments filed with the SEC on May 20, 2008.

         The Reporting Entities have decided to reconstitute their prior group arrangment by entering into a letter agreement, dated September 25, 2008, which letter agreement is described in item 6 to this Schedule 13D and is attached hereto as Exhibit 99.2.

         As of September 24, 2008, the Reporting Entities are the beneficial owners of, in the aggregate, 3,937,498 shares of Common Stock, which includes 937,500 shares of Common Stock subject to call options, representing approximately 5.67% of the shares of Common Stock presently outstanding based upon the 69,443,560 shares of Common Stock reported by the Company to be issued and outstanding as of August 30, 2008 in its Form 10-Q for the quarterly period ended August 2, 2008 filed with the SEC on September 11, 2008 (the "Issued and Outstanding Shares").

         Barington Companies Equity Partners, L.P. is a Delaware limited partnership. The principal business of Barington Companies Equity Partners, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

        Barington Investments, L.P. is a Delaware limited partnership. The principal business of Barington Investments, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Investments, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

         Barington Companies Offshore Fund, Ltd. is an international business company organized under the laws of the British Virgin Islands. The principal business of Barington Companies Offshore Fund, Ltd. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Offshore Fund, Ltd. is c/o Bison Financial Services Limited, Bison Court, Road Town, Tortola, British Virgin Islands. The executive officers and directors of Barington Companies Offshore Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

         The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company. The principal business of Barington Companies Investors, LLC is serving as the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal office of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Companies Investors, LLC.

         The general partner of Barington Investments, L.P. is Barington Companies Advisors, LLC. Barington Companies Advisors, LLC is a Delaware limited liability company. The principal business of Barington Companies Advisors, LLC is serving as the general partner of Barington Investments, L.P. The address of the principal business and principal office of Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Companies Advisors, LLC.

------------------------------                             ---------------------
CUSIP NO.      254067101             SCHEDULE 13D           PAGE 17 OF 33 PAGES
------------------------------                             ---------------------

         The investment advisor of Barington Companies Offshore Fund, Ltd. is Barington Offshore Advisors II, LLC. Barington Offshore Advisors II, LLC is a Delaware limited liability company. The principal business of Barington Offshore Advisors II, LLC is serving as the investment advisor of Barington Companies Offshore Fund, Ltd. The address of the principal business and principal office of Barington Offshore Advisors II, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Offshore Advisors II, LLC.

         Barington Companies Investors, LLC, Barington Companies Advisors, LLC and Barington Offshore Advisors II, LLC are each majority-owned subsidiaries of Barington Capital Group, L.P. Barington Capital Group, L.P. is a New York limited partnership. The principal business of Barington Capital Group, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

         The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation. The principal business of LNA Capital Corp. is serving as the general partner of Barington Capital Group, L.P. The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the sole stockholder and director of LNA Capital Corp. The executive officers of LNA Capital Corp. and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2. The principal occupation of Mr. Mitarotonda is serving as the Chairman and Chief Executive Officer of Barington Capital Group, L.P. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

         Clinton Multistrategy Master Fund, Ltd. is a Cayman Islands company. The principal business of Clinton Multistrategy Master Fund, Ltd. is to invest in securities. The address of the principal business and principal office of Clinton Multistrategy Master Fund, Ltd. is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands. The directors of Clinton Multistrategy Master Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule III and incorporated by reference in this Item 2. Clinton Multistrategy Master Fund, Ltd. has no executive officers.

         Clinton Special Opportunities Master Fund, Ltd. is a Cayman Islands company. The principal business of Clinton Special Opportunities Master Fund, Ltd. is to invest in securities. The address of the principal business and principal office of Clinton Special Opportunities Master Fund, Ltd. is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands. The directors of Clinton Special Opportunities Master Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule IV and incorporated by reference in this Item 2. Clinton Special Opportunities Master Fund, Ltd. has no executive officers.

         Clinton Magnolia Master Fund, Ltd. is a Cayman Islands exempted company. The principal business of Clinton Magnolia Master Fund, Ltd. is to invest in securities. The address of the principal business and principal office of Clinton Magnolia Master Fund, Ltd. is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands. The directors of Clinton Magnolia Master Fund, Ltd. and their principal occupations and business addresses are set forth on
Schedule V and incorporated by reference in this Item 2. Clinton Magnolia Master Fund, Ltd. has no executive officers.

------------------------------                             ---------------------
CUSIP NO.      254067101             SCHEDULE 13D           PAGE 18 OF 33 PAGES
------------------------------                             ---------------------

         The investment manager of Clinton Multistrategy Master Fund, Ltd., Clinton Special Opportunities Master Fund, Ltd., and Clinton Magnolia Master Fund, Ltd., is Clinton Group, Inc. Clinton Group, Inc. is a Delaware corporation. The principal business of Clinton Group, Inc. is investing for funds and accounts under its management. The address of the principal business and principal office of Clinton Group, Inc. is 9 West 57th Street, 26th Floor, New York, New York 10019. Mr. Hall is the Chief Investment Officer and President of Clinton Group, Inc. The business address of Mr. Hall is set forth above. The executive officers and directors of Clinton Group, Inc. and their principal occupations and business addresses are set forth on Schedule VI and incorporated by reference in this Item 2.

         The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

         (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each natural person identified in Item 2 is a citizen of the United States, other than Graham Cook, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of the United Kingdom, Jonathan Clipper, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of Bermuda and the United Kingdom, Jane Fleming, a director of Clinton Multistrategy Master Fund, Ltd., who is a citizen of the United Kingdom, Dennis Hunter, a director of Clinton Multistrategy Master Fund, Ltd. and Clinton Special Opportunities Master Fund, Ltd., who is a citizen of the United Kingdom, Roger Hanson, a director of Clinton Multistrategy Master Fund, Ltd. and Clinton Special Opportunities Master Fund, Ltd., who is a citizen of the United Kingdom, Blair Gauld, a director of Clinton Multistrategy Master Fund, Ltd., who is a citizen of New Zealand Cassandra Powell, a director of Clinton Special Opportunities Master Fund, Ltd., who is a citizen of the Cayman Islands, and Sasha Castle, the Assistant Secretary of Barington Companies Offshore Fund, Ltd., who is a citizen of Bermuda.

Item 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     All of the purchases of Common Stock and presently exercisable American-style call options by the Reporting Entities were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of funds expended for purchases of Common Stock reported herein was approximately $40,109,913.73 by Barington Companies Equity Partners, L.P., $67,440,283.84 by Barington Companies Offshore Fund Ltd., $26,076,771.18 by Barington Investments, L.P., $3,746,386 by Clinton Multistrategy Master Fund, Ltd., $2,164,977 by Clinton Special Opportunities Master Fund, Ltd., and $9,270,829 by Clinton Magnolia Master Fund, Ltd. The amount of funds expended for purchases of presently exercisable call options to acquire Common Stock reported herein was approximately $54,987.00 by Barington Companies Equity Partners, L.P., $32,035.96 by Barington Investments, L.P., $96,267.04 by Barington Companies Offshore Fund, Ltd., $134,264 by Clinton Multistrategy Master Fund, Ltd., $70,680 by Clinton Special Opportunities Master Fund, Ltd., and $885,240 by Clinton Magnolia Master Fund, Ltd.

------------------------------                             ---------------------
CUSIP NO.      254067101             SCHEDULE 13D           PAGE 19 OF 33 PAGES
------------------------------                             ---------------------

Item 4.       PURPOSE OF TRANSACTION.

         On September 25, 2008, George E. Hall, Chairman and Chief Executive Officer of Clinton Group, Inc., and James A. Mitarotonda, Chairman and Chief Executive Officer of Barington Capital Group, L.P., delivered a letter (the "September 2008 Letter") to the board of directors of the Company (the "Board") recommending that the Issuer repurchase all of the Issuer's outstanding shares of Class B common stock at a price to be determined, and that a committee of independent directors be established to consider the repurchase and to advise the Board on the appropriate premium above the trading price of the Class A common stock to be offered for such Class B shares. The Reporting Persons believe that the repurchase of the Class B shares, which provide Class B shareholders with the ability to elect 2/3 of the members of the Board, and the resulting creation of a more customary governance structure, would significantly benefit the Issuer and all of its shareholders.

        The September 2008 Letter also urges the Issuer to call a Special Meeting of Shareholders as soon as possible to authorize the Issuer to effect the repurchase described above. If the repurchase of the Class B shares is endorsed by the shareholders and accepted by the holders of Class B shares, the September 2008 Letter further urges the Board to take whatever steps are necessary to create a Board that is more representative of a single class of public shareholders, including possibly expanding the size of the Board. A copy of the September 2008 Letter is attached hereto at Exhibit 99.1 and is incorporated herein by reference.

        The Reporting Entities have entered into a Letter Agreement, dated September 25, 2008, which Agreement is described in Item 6 of this Schedule 13D and is attached hereto as Exhibit 99.2.

        Except as set forth in this Item 4, none of the Reporting Entities has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of
Schedule 13D. The Reporting Entities intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the willingness of the Company's management team and Board of Directors to implement the suggestions of the Reporting Entities, the Company's financial position and business strategy, the price levels of the shares of Common Stock, other investment opportunities available to the Reporting Entities, conditions in the securities markets and general economic and industry conditions, the Reporting Entities may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Company concerning changes to the capitalization, ownership structure, management or operations of the Company, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in clauses (a) through (3) of the instructions to Item 4 of
Schedule 13D.

Item 5.       INTEREST IN SECURITIES OF THE ISSUER.

        (a) - (b) As of September 24, 2008, Barington Companies Equity Partners, L.P. beneficially owned an aggregate of 591,862 shares of Common Stock, which includes 45,000 shares of Common Stock subject to call options, representing approximately 0.85% of the Issued and Outstanding Shares. As of September 24, 2008, Barington Investments, L.P. beneficially owned 341,298 shares of Common Stock, which includes 26,200 shares of Common Stock subject to call options, representing approximately 0.49% of the Issued and Outstanding Shares. As of September 24, 2008, Barington Companies Offshore Fund, Ltd. beneficially owned 1,033,209 shares of Common Stock, which includes 78,800 shares of Common Stock subject to call options, representing approximately 1.49% of the Issued and Outstanding Shares. As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 591,862 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., which includes 45,000 shares of Common Stock subject to call options, representing approximately 0.85% of the Issued and Outstanding Shares. As the general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 341,298 shares of Common Stock beneficially owned by Barington Investments, L.P., which includes 26,200 shares of Common Stock subject to call options, representing approximately 0.49% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC may be deemed to beneficially own the 1,033,209 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., which includes 78,800 shares of Common Stock subject to call options, representing approximately 1.49% of the Issued and Outstanding Shares. As the majority member of Barington Companies Investors, LLC, Barington Companies Advisors, LLC and Barington Offshore Advisors II, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 591,862 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 341,298 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 1,033,209 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 1,966,369 shares of Common Stock, including an aggregate of 150,000 shares of Common Stock subject to call options, representing approximately 2.83% of the Issued and Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 591,862 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 341,298 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 1,033,209 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 1,966,369 shares of Common Stock, including an aggregate of 150,000 shares of Common Stock subject to call options, representing approximately 2.83% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 591,862 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 341,298 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 1,033,209 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 1,966,369 shares of Common Stock, including an aggregate of 150,000 shares of Common Stock subject to call options, representing approximately 2.83% of the Issued and Outstanding Shares. Mr. Mitarotonda has sole voting and dispositive power with respect to the 591,862 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., which includes 45,000 shares of Common Stock subject to call options, the 341,298 shares of Common Stock beneficially owned by Barington Investments, L.P., which includes 26,200 shares of Common Stock subject to call options, and the 1,033,209 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., which includes 78,800 shares of Common Stock subject to call options. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

------------------------------                             ---------------------
CUSIP NO.      254067101             SCHEDULE 13D           PAGE 20 OF 33 PAGES
------------------------------                             ---------------------

        As of September 24, 2008, Clinton Multistrategy Master Fund, Ltd. beneficially owned an aggregate of 433,235 shares of Common Stock, which includes 129,300 shares of Common Stock subject to call options, representing approximately 0.62% of the Issued and Outstanding Shares. As of September 24, 2008, Clinton Special Opportunities Master Fund, Ltd. beneficially owned an aggregate of 206,913 shares of Common Stock, which includes 26,100 shares of Common Stock subject to call options, representing approximately 0.3% of the Issued and Outstanding Shares. As of September 24, 2008, Clinton Magnolia Master Fund, Ltd. beneficially owned an aggregate of 1,330,981 shares of Common Stock, which includes 129,300 shares of Common Stock subject to call options, representing approximately 1.92 % of the Issued and Outstanding Shares. By virtue of investment management agreements with each of Clinton Multistrategy Master Fund, Ltd., Clinton Special Opportunities Master Fund, Ltd. and Clinton Magnolia Master Fund, Ltd., Clinton Group, Inc. may be deemed to beneficially own the 433,235 shares of Common Stock beneficially owned by Clinton Multistrategy Master Fund, Ltd., the 206,913 shares of Common Stock beneficially owned by Clinton Special Opportunities Master Fund, Ltd. and the 1,330,981 shares of Common Stock beneficially owned by Clinton Magnolia Master Fund, Ltd., constituting an aggregate of 1,971,129 shares of Common Stock, including an aggregate of 787,500 shares of Common Stock subject to call options, representing approximately 2.84% of the Issued and Outstanding Shares. By virtue of his direct and indirect control of Clinton Group, Inc., Mr. Hall may be deemed to beneficially own the 433,235 shares of Common Stock beneficially owned by Clinton Multistrategy Master Fund, Ltd., the 206,913 shares of Common Stock beneficially owned by Clinton Special Opportunities Master Fund, Ltd., and the 1,330,981 shares of Common Stock beneficially owned by Clinton Magnolia Master Fund, Ltd., constituting an aggregate of 1,971,129 shares of Common Stock, including an aggregate of 787,500 shares of Common Stock subject to call options, representing approximately 2.84% of the Issued and Outstanding Shares. By virtue of investment management agreements with each of Clinton Multistrategy Master Fund, Ltd., Clinton Special Opportunities Master Fund, Ltd. and Clinton Magnolia Master Fund, Ltd., Clinton Group, Inc. has the power to vote or direct the voting, and to dispose or direct the disposition, of the 433,235 shares of Common Stock beneficially owned by Clinton Multistrategy Master Fund, Ltd., the 206,913 shares of Common Stock beneficially owned by Clinton Special Opportunities Master Fund, Ltd. and the 1,330,981 shares of Common Stock beneficially owned by Clinton Magnolia Master Fund, Ltd. By virtue of his direct and indirect control of Clinton Group, Inc., Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all shares of Common Stock as to which Clinton Group, Inc. has voting power or dispositive power. Accordingly, Clinton Group, Inc. and Mr. Hall are deemed to have shared voting and shared dispositive power with respect to the 433,235 shares of Common Stock beneficially owned by Clinton Multistrategy Master Fund, Ltd., the 206,913 shares of Common Stock beneficially owned by Clinton Special Opportunities Master Fund, Ltd. and the 1,330,981 shares of Common Stock beneficially owned by Clinton Magnolia Master Fund, Ltd.

        Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

        The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing such information for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

        (c) Information concerning all transactions in shares of Common Stock effected by the Reporting Entities during the last sixty days is set forth in the Schedule VII attached hereto and incorporated herein by reference.

        (d) Not applicable.

        (e) Not applicable.

------------------------------                             ---------------------
CUSIP NO.      254067101             SCHEDULE 13D           PAGE 21 OF 33 PAGES
------------------------------                             ---------------------


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The Reporting Entities have entered into a Letter Agreement dated September 25, 2008, regarding certain conduct of the Reporting Entities. The Letter Agreement includes, but is not limited to, an agreement by the parties to
(i) consult with each other with respect to all purchases and sales of Common Stock, (ii) share expenses incurred in connection with the Reporting Entities' activities, and (iii) jointly approve any filing with the SEC, press release or stockholder communication. Any party to the Letter Agreement may terminate his/its obligations under the Letter Agreement on 24 hours' written notice to all other parties. A copy of the Letter Agreement is attached hereto as Exhibit
99.2 and is incorporated by reference herein.

        Barington Companies Advisors, LLC is compensated for its services as the general partner of Barington Investments, L.P. by an affiliate of Millennium Partners, L.P., the limited partner of Barington Investments, L.P., pursuant to a separate agreement.

        Certain of the Reporting Entities have entered into, and may, from time to time, enter into in the future, certain publicly traded, American-style call and put option market contracts with unrelated third parties. As of September 24, 2008, Barington Companies Equity Partners, L.P., Barington Investments, L.P. and Barington Companies Offshore Fund, Ltd. beneficially owned 45,000, 26,200 and 78,800 shares of Common Stock, respectively, pursuant to American-style call options with strike prices ranging from $12.50 to $15.00 and expiration dates ranging from October 18, 2008 to November 22, 2008. As of September 24, 2008, Clinton Multistrategy Master Fund, Ltd., Clinton Special Opportunities Master Fund, Ltd., and Clinton Magnolia Master Fund, Ltd. beneficially owned 129,300, 26,100 and 632,100 shares of Common Stock, respectively, pursuant to American-style call options with strike prices ranging from $7.50 to $15.00 and expiration dates ranging from October 18, 2008 to February 21, 2009.

        Certain of the Reporting Entities may, from time to time, enter into and dispose of cash-settled equity swap or other similar transactions with one or more counterparties, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Common Stock.

        The Reporting Entities are parties to an agreement with respect to the joint filing of this Statement and any amendments thereto. A copy of such agreement is attached hereto as Exhibit 99.3 and is incorporated by reference herein.

        Except as otherwise set forth herein, the Reporting Entities do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Company.

        The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing such information for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

Item 7.       MATERIAL TO BE FILED AS EXHIBITS.

99.1          September 2008 Letter, dated September 25, 2008.

99.2 Letter Agreement among Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, Clinton Multistrategy Master Fund, Ltd., Clinton Special Opportunities Master Fund, Ltd., Clinton Magnolia Master Fund, Ltd., Clinton Lexington Master Fund, L.P., Clinton Group, Inc. and George E. Hall dated September 25, 2008.

99.3          Joint Filing Agreement, dated September 25, 2008.

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CUSIP NO.      254067101             SCHEDULE 13D           PAGE 22 OF 33 PAGES
------------------------------                             ---------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 25, 2008

                                      BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                                      By:  Barington Companies Investors, LLC,
                                           its general partner

                                      By:  /s/ James A. Mitarotonda
                                           ------------------------
                                      Name:  James A. Mitarotonda
                                      Title: Managing Member


                                      BARINGTON COMPANIES INVESTORS, LLC

                                      By:  /s/ James A. Mitarotonda
                                           ------------------------
                                      Name:  James A. Mitarotonda
                                      Title: Managing Member


                                      BARINGTON INVESTMENTS, L.P.
                                      By:  Barington Companies Advisors, LLC,
                                           its general partner

                                      By:  /s/ James A. Mitarotonda
                                           ------------------------
                                      Name:  James A. Mitarotonda
                                      Title: Managing Member


                                      BARINGTON COMPANIES ADVISORS, LLC

                                      By:  /s/ James A. Mitarotonda
                                           ------------------------
                                      Name:  James A. Mitarotonda
                                      Title: Managing Member

------------------------------                             ---------------------
CUSIP NO.      254067101             SCHEDULE 13D           PAGE 23 OF 33 PAGES
------------------------------                             ---------------------




                                      BARINGTON COMPANIES OFFSHORE FUND, LTD.

                                      By:  /s/ James A. Mitarotonda
                                           ------------------------
                                      Name:  James A. Mitarotonda
                                      Title: Authorized Signatory


                                      BARINGTON OFFSHORE ADVISORS II, LLC

                                      By:  /s/ James A. Mitarotonda
                                           ------------------------
                                      Name:  James A. Mitarotonda
                                      Title: Managing Member


                                      BARINGTON CAPITAL GROUP, L.P.
                                      By:  LNA Capital Corp.,
                                           its general partner

                                      By:  /s/ James A. Mitarotonda
                                           ------------------------
                                           Name: James A. Mitarotonda
                                           Title: President and CEO


                                      LNA CAPITAL CORP.

                                      By:  /s/ James A. Mitarotonda
                                           ------------------------
                                           Name: James A. Mitarotonda
                                           Title: President and CEO


                                      /s/ James A. Mitarotonda
                                      ------------------------
                                      James A. Mitarotonda

------------------------------                             ---------------------
CUSIP NO.      254067101             SCHEDULE 13D           PAGE 24 OF 33 PAGES
------------------------------                             ---------------------



                                      CLINTON MULTISTRATEGY MASTER FUND, LTD.
                                      By:  Clinton Group, Inc.,
                                           its investment manager

                                      By:  /s/ Francis Ruchalski
                                           ---------------------
                                      Name:  Francis Ruchalski
                                      Title:   Chief Financial Officer


                                      CLINTON SPECIAL OPPORTUNITIES MASTER
                                      FUND, LTD.
                                      By:  Clinton Group, Inc.,
                                           its investment manager

                                      By:  /s/ Francis Ruchalski
                                           ---------------------
                                      Name:  Francis Ruchalski
                                      Title:   Chief Financial Officer


                                      CLINTON MAGNOLIA MASTER FUND, LTD.
                                      By:  Clinton Group, Inc.,
                                           its investment manager

                                      By:  /s/ Francis Ruchalski
                                           ---------------------
                                      Name:  Francis Ruchalski
                                      Title:   Chief Financial Officer


                                      CLINTON GROUP, INC.

                                      By:  /s/ Francis Ruchalski
                                           ---------------------
                                      Name:  Francis Ruchalski
                                      Title:   Chief Financial Officer


                                      /s/ George E. Hall
                                      ------------------
                                      George E. Hall

------------------------------                             ---------------------
CUSIP NO.      254067101             SCHEDULE 13D           PAGE 25 OF 33 PAGES
------------------------------                             ---------------------

                                   SCHEDULE I

        Directors and Officers of Barington Companies Offshore Fund, Ltd.


Name and Position                    Principal Occupation                   Principal Business Address
------------------------------------ -------------------------------------- --------------------------------------

Sebastian E. Cassetta                Senior Managing Director and           888 Seventh Avenue
Director and Treasurer               Chief Operating Officer of Barington   17th Floor
                                     Capital Group, L.P.                    New York, NY 10019

Jonathan Clipper                     Managing Director of                   7 Reid Street, Suite 108
Director                             Bedford Management Ltd                 Hamilton HM11, Bermuda

Graham Cook                          Director/Manager, Corporate Services   Bison Court
Director                             of Bison Financial Services, Ltd.      P.O. Box 3460
                                                                            Road Town, Tortola
                                                                            British Virgin Islands

Citigroup Fund Services, Ltd.        Fund Administration                    Washington Mall 1, 3rd Flr.
Secretary                                                                   22 Church Street
                                                                            Hamilton HM11, Bermuda

Sasha Castle                         Asst. Vice President,                  Washington Mall 1, 3rd Flr.
Assistant Secretary                  Corporate Dept. of Citigroup           Reid Street
                                     Fund Services (Bermuda) Ltd.           Hamilton HM11, Bermuda


------------------------------                             ---------------------
CUSIP NO.      254067101             SCHEDULE 13D           PAGE 26 OF 32 PAGES
------------------------------                             ---------------------

                                   SCHEDULE II

                          Officers of LNA Capital Corp.

Name and Position                Principal Occupation                       Principal Business Address
-------------------------------- ------------------------------------------ --------------------------------------

James A. Mitarotonda             Chairman and Chief Executive Officer       888 Seventh Avenue
President and CEO                of Barington Capital Group, L.P.           17th Floor
                                                                            New York, NY 10019

Sebastian E. Cassetta            Senior Managing Director and Chief         888 Seventh Avenue
Secretary and Treasurer          Operating Officer of Barington Capital     17th Floor
                                 Group, L.P.                                New York, NY 10019




------------------------------                             ---------------------
CUSIP NO.      254067101             SCHEDULE 13D           PAGE 27 OF 33 PAGES
------------------------------                             ---------------------

                                  SCHEDULE III

              Directors of Clinton Multistrategy Master Fund, Ltd.


Name and Position                    Principal Occupation                   Principal Business Address
------------------------------------ -------------------------------------- --------------------------------------

Jane Fleming                         Client Accountant of                   Queensgate Bank & Trust
Director                             Queensgate Bank & Trust                Company Ltd.
                                     Company Ltd.                           Harbour Place, 5th Floor
                                                                            103 South Church Street
                                                                            P.O. Box 30464 SMB
                                                                            Grand Cayman, Cayman Islands

Dennis Hunter                        Director of Queensgate Bank & Trust    Queensgate Bank & Trust
Director                             Company Ltd.                           Company Ltd.
                                                                            Harbour Place, 5th Floor
                                                                            103 South Church Street
                                                                            P.O. Box 30464 SMB
                                                                            Grand Cayman, Cayman Islands

Roger Hanson                         Director of dms Management Ltd.        dms Management Ltd.
Director                                                                    P.O. Box 31910 SMB
                                                                            Ansbacher House
                                                                            20 Genesis Close
                                                                            Grand Cayman, Cayman Islands

Blair Gauld                          Director of Queensgate Bank & Trust    Queensgate Bank & Trust
Director                             Company Ltd.                           Company Ltd.
                                                                            Harbour Place, 5th Floor
                                                                            103 South Church Street
                                                                            P.O. Box 30464 SMB
                                                                            Grand Cayman, Cayman Islands


------------------------------                             ---------------------
CUSIP NO.      254067101             SCHEDULE 13D           PAGE 28 OF 33 PAGES
------------------------------                             ---------------------


                                   SCHEDULE IV

          Directors of Clinton Special Opportunities Master Fund, Ltd.


Name and Position                    Principal Occupation                   Principal Business Address
------------------------------------ -------------------------------------- --------------------------------------

Dennis Hunter                        Director of Queensgate Bank & Trust    Queensgate Bank & Trust
Director                             Company Ltd.                           Company Ltd.
                                                                            Harbour Place, 5th Floor
                                                                            103 South Church Street
                                                                            P.O. Box 30464 SMB
                                                                            Grand Cayman, Cayman Islands

Roger Hanson                         Director of dms Management Ltd.        dms Management Ltd.
Director                                                                    P.O. Box 31910 SMB
                                                                            Ansbacher House
                                                                            20 Genesis Close
                                                                            Grand Cayman, Cayman Islands

Cassandra Powell                     Senior Manager of Queensgate Bank &    Queensgate Bank & Trust
Director                             Trust Company Ltd.                      Company Ltd.
                                                                            Harbour Place, 5th Floor
                                                                            103 South Church Street
                                                                            P.O. Box 30464 SMB
                                                                            Grand Cayman, Cayman Islands


------------------------------                             ---------------------
CUSIP NO.      254067101             SCHEDULE 13D           PAGE 29 OF 33 PAGES
------------------------------                             ---------------------

                                   SCHEDULE V

                 Directors of Clinton Magnolia Master Fund, Ltd.


Name and Position                    Principal Occupation                   Principal Business Address
------------------------------------ -------------------------------------- --------------------------------------

Jane Fleming                         Client Accountant of Queensgate Bank   Queensgate Bank & Trust
Director                             & Trust Company Ltd.                   Company Ltd.
                                                                            Harbour Place, 5th Floor
                                                                            103 South Church Street
                                                                            P.O. Box 30464 SMB
                                                                            Grand Cayman, Cayman Islands

Dennis Hunter                        Director of Queensgate Bank & Trust    Queensgate Bank & Trust
Director                             Company Ltd.                            Company Ltd.
                                                                            Harbour Place, 5th Floor
                                                                            103 South Church Street
                                                                            P.O. Box 30464 SMB
                                                                            Grand Cayman, Cayman Islands

Roger Hanson                         Director of dms Management Ltd.        dms Management Ltd.
Director                                                                    P.O. Box 31910 SMB
                                                                            Ansbacher House
                                                                            20 Genesis Close
                                                                            Grand Cayman, Cayman Islands


------------------------------                             ---------------------
CUSIP NO.      254067101             SCHEDULE 13D           PAGE 30 OF 33 PAGES
------------------------------                             ---------------------

                                   SCHEDULE VI

             Directors and Executive Officers of Clinton Group, Inc.


Name and Position                    Principal Occupation                   Principal Business Address
------------------------------------ -------------------------------------- --------------------------------------

George E. Hall                       Director and President of              9 West 57th Street
                                     Clinton Group, Inc.                    26th Floor
                                                                            New York, NY 10019

Francis A. Ruchalski                 Director and Chief Financial Officer   9 West 57th Street
                                     of Clinton Group, Inc.                 26th Floor
                                                                            New York, NY 10019

Wendy Ruberti                        General Counsel and Assistant          9 West 57th Street
                                     Secretary of Clinton Group, Inc.       26th Floor
                                                                            New York, NY 10019

John L. Hall                         Director of Clinton Group, Inc.        9 West 57th Street
                                                                            26th Floor
                                                                            New York, NY 10019


------------------------------                             ---------------------
CUSIP NO.      254067101             SCHEDULE 13D           PAGE 31 OF 33 PAGES
------------------------------                             ---------------------

                                  SCHEDULE VII

         This schedule sets forth information with respect to each purchase and sale of Common Stock which were effectuated by a Reporting Entity during the past 60 days. All transactions were effectuated in the open market through a broker.

 Barington Companies Equity Partners, L.P.


        DATE OF TRADE         SHARES PURCHASED (SOLD)          PRICE PER SHARE
        -------------         -----------------------          ---------------
          8/15/2008                   (1,500)                      20.0000
          8/18/2008                   (7,525)                      12.3257


Barington Investments, L.P.


        DATE OF TRADE         SHARES PURCHASED (SOLD)          PRICE PER SHARE
        -------------         -----------------------          ---------------
          8/15/2008                   (1,000)                     20.0000
          8/18/2008                   (4,350)                     12.3257


Barington Companies Offshore Fund, Ltd.


        DATE OF TRADE         SHARES PURCHASED (SOLD)          PRICE PER SHARE
        -------------         -----------------------          ---------------
          8/15/2008                   (2,500)                      20.0000
          8/18/2008                  (13,125)                      12.3257

------------------------------                             ---------------------
CUSIP NO.      254067101             SCHEDULE 13D           PAGE 32 OF 33 PAGES
------------------------------                             ---------------------

Clinton Magnolia Master Fund, Ltd.

        DATE OF TRADE         SHARES PURCHASED (SOLD)         PRICE PER SHARE
        -------------         ----------------------          ---------------
          7/30/2008                    4,000                      $ 9.95
          7/30/2008                   15,000                       10.67
          8/11/2008                    2,600                       11.00
          8/12/2008                  (65,500)                      11.76
          8/26/2008                   43,500                       11.25
          8/29/2008                   15,000                       12.36
           9/2/2008                   41,100                       13.56
           9/3/2008                    5,000                       13.39
           9/3/2008                   25,000                       13.50
           9/4/2008                   37,100                       13.33
           9/8/2008                   12,000                       14.36
           9/8/2008                  (15,000)                      14.27
           9/9/2008                   65,000                       15.14
          9/12/2008                  150,000                       12.92
          9/15/2008                   33,900                       11.98
          9/17/2008                   40,434                       11.93
          9/17/2008                   45,720                       11.95
          9/19/2008                   50,000                       14.03
          9/19/2008                 (258,500)                      12.50

------------------------------                             ---------------------
CUSIP NO.      254067101             SCHEDULE 13D           PAGE 33 OF 33 PAGES
------------------------------                             ---------------------

Clinton Multistrategy Master Fund, Ltd.

        DATE OF TRADE         SHARES PURCHASED (SOLD)         PRICE PER SHARE
       --------------         ----------------------          ---------------
          7/30/2008                  4,000                       $ 9.95
          7/30/2008                 15,000                        10.67
          8/12/2008               (149,500)                       11.76
          8/29/2008                 15,000                        12.36
           9/8/2008                  8,000                        14.36
           9/8/2008                (10,000)                       14.27
          9/17/2008                 53,340                        11.95
          9/17/2008                 47,173                        11.93
          9/18/2008                 15,100                        12.57
          9/19/2008                (37,500)                       12.50

Clinton Special Opportunities Master Fund,
Ltd.

        DATE OF TRADE         SHARES PURCHASED (SOLD)        PRICE PER SHARE
       --------------         ----------------------         ---------------
          9/16/2008                   45,000                     $12.14
          9/16/2008                   47,000                      12.19
          9/17/2008                   47,173                      11.93
          9/17/2008                   53,340                      11.95
          9/18/2008                   62,500                      11.75
          9/19/2008                  (74,200)                     12.50